*AB 3/3

SECURITIES A[ND EXCHANGE COMMISSION]
Was[hington, D.C.]

10029245

SEC Mail Processing Section
MAR 01 2010
Washington, DC
105

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67824

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BALLISTA SECURITIES**, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) FIRM I.D. NO.

110 WALL ST 9TH FLOOR
(No. and Street)

NEW YORK, (City) **NY** (State) **10005** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STUART POLANSKY **646-307-4718**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE, NEW YORK, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/6

OATH OR AFFIRMATION

I, Robert Newhouse ______________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ballista Securities LLC ______________________, as of December 31 ______________, 2009 ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Executive Officer

Title

Notary Public

February 22, 2010

DESIREE JOHNSON
Notary Public, State of New York
Registration #01JO6200079
Qualified in Richmond County
Commission Expires Jan. 26, 2013

This report ** contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Changes in Financial Condition.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ballista Securities LLC

Statement of Financial Condition
December 31, 2009

Ballista Securities LLC
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Ballista Securities LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Ballista Securities LLC (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statement, the Company has significant losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. This financial statement does not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP

February 24, 2010

Ballista Securities LLC
Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 1,969,669
Deposit with clearing broker	1,000,000
Short term investment	251,570
Restricted short term investments	103,193
Receivables from broker-dealers and customers	78,661
Property, leasehold improvement, and equipment at cost, net	90,681
Due from Member	60,471
Other assets	98,468
Total assets	$ 3,652,713
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 487,351
Total liabilities	487,351
Commitments and contingencies (Note 4)	
Member's equity	3,165,362
Total liabilities and Member's equity	$ 3,652,713

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature Of Business

Ballista Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed in December 2007 as a single-member limited liability company. The Company's sole member is Ballista Holdings LLC (the "Member" or "Parent") formerly known as Optifreeze Holdings.

The Company offers a registered alternative trading system ("ATS"), which is an electronic trading platform designed for the execution of block equity options for institutional equity option traders. The system was developed by Trebuchet Holdings LLC (the "Affiliate"), an affiliated entity that is wholly owned by the Parent (see Note 5).

2. Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. The Company has incurred substantial losses in 2009. The ability of the Company to continue as a going concern is predicated upon generating positive cash flow from operations and/or obtaining additional financing. While the Company is committed to pursuing options to address its viability as a going concern, there is no assurance that these plans will be successfully achieved.

3. Significant Accounting Policies

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Effective for the year ended December 31, 2009, the Financial Accounting Standards Board Accounting Standards Codification (the "Codification" or "ASC") is the single source of authoritative literature of GAAP. The Codification consolidates all authoritative accounting literature which supersedes all pre-existing accounting and reporting standards, excluding separate rules and other interpretive guidance released by the Securities and Exchange Commission. New accounting guidance is now issued in the form of Accounting Standards Updates, which update the Codification.

The following is a summary of the significant accounting policies followed by the Company:

a. Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

b. Cash Equivalents
The Company has defined cash equivalents as demand deposits with banks and highly liquid investments, including certificates of deposits with original maturities of three months or less at the time of purchase.

c. Short Term Investment
Short Term Investment consists of a certificate of deposit that matures within one year and is recorded at cost, which approximates fair value.

d. Receivables from Broker–Dealers and Customers
Receivables from Broker–Dealers and Customers consist of commissions receivable for transactions in securities and option trades.

e. Property, Leasehold Improvements, and Equipment
Property and Equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using the estimated useful lives of three years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. At December 31, 2009, accumulated depreciation and amortization was $61,217.

f. Income Taxes
The Company is a single-member limited liability company that is treated as a "disregarded entity" for federal and state income tax purposes to the extent permitted by law. Therefore, the Company makes no provision for federal or state income taxes. The Company files income tax returns on a consolidated basis with its Parent (also a limited liability company). The Company and its Parent are subject to local unincorporated business taxes in the jurisdiction in which it operates.

Income taxes are provided under the provisions of ASC Section 740, Income Taxes. Any net loss carryover will result in a deferred tax asset, which will be available for offset against future profits, if and when they arise. Valuation allowances are established for deferred tax assets when it is more likely than not they will not be realized.

The Company adopted ASC's guidance on accounting for uncertainty in income taxes. This guidance provides how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This guidance also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense in the current year. The Company concluded that the adoption of this guidance had no impact on the Company's operations for the year ended December 31, 2009, and that no provision for income tax uncertainties is required in the Company's financial statements.

4. Commitments and Contingencies

ASC Section 460, Guarantees, specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects risk of loss to be remote.

The Company entered into a lease agreement on January 1, 2009, for office space through February 29, 2012. Future minimum annual rental commitments under the lease are as follows:

Year ending December 31	
2010	$ 309,579
2011	309,579
2012	51,577
	$ 670,735

Pursuant to the terms of the operating lease, during December 2008, the Company obtained a letter of credit in favor of its landlord for approximately $103,000 which is secured by a certificate of deposit. The certificate of deposit is restricted and is included in restricted short term investments on the accompanying statement of financial condition.

5. Related Party Transactions

The Company has a licensing agreement with the Affiliate for the exclusive rights to use the Affiliate's options trading platform. Under this agreement, the Company is obligated to pay the Affiliate a royalty fee equal to 2% of the sales generated by the use of the trading platform. As of December 31, 2009 $18,300 is payable to the Affiliate.

Through June 2009, the Company had a consulting agreement with an institutional investor who is a member of the Parent. Under the terms of the agreement, the investor provided guidance and committed the resources of two of its members to management positions at the Company.

6. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker which is subject to the credit risk of the clearing broker. The Company maintains a deposit of $1,000,000 with its clearing broker.

7. Subsequent Events

The Company has performed an evaluation of subsequent events through February 24, 2010.

PRICEWATERHOUSECOOPERS

SEC Mail Processing Section

MAR 01 2010

Washington, DC
105

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Member of
Ballista Securities LLC:

In planning and performing our audit of the financial statements of Ballista Securities LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Parent, management, the SEC, the Financial Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Member of
Ballista Securities LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Ballista Securities LLC, (the "Company") for the period from April 1, 2009 through December 31, 2009, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement record entries, as follows: The amount on item 2B of page 1 of $497 was agreed to check number 1073 dated July 24, 2009, provided by the Controller at Ballista Securities LLC. The amount of $497 was also agreed to the canceled check. The amount on item 2F of page 1 of $460 was agreed to check number 1489 dated February 24, 2010, provided by the Controller of Ballista Securities LLC. No exceptions noted.

2. Compared the sum of Total Revenue amounts reported on line 4140 of Form X-17A-5 for the periods April 1, 2009 to June 30 2009, July 1, 2009 to September 30, 2009, and October 1, 2009 to December 31, 2009 to the total revenue on page 2, line 2a of Form SIPC-7T of $528,122. No exceptions noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

    a. Compared the deduction on line 2c(3) of page 2 from commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions to the Commissions Detail Report from April 1, 2009 to December 31, 2009. There were no exceptions noted between the support obtained from the Controller of Ballista Securities LLC and the amount on Form SIPC-7T.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $382,572 and $957 respectively of the Form SIPC-7T. No differences noted.

    b. Recalculated the mathematical accuracy of the total commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions on page 2, line 2c(3) based off the Commission Detail Report, provided by the Controller of Ballista Securities LLC, by recalculating the sum of quarterly commission, floor brokerage and clearance paid to SIPC members by counterparty for the period April 2009 to December 2009. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company's management, its Parent, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2010